Mail Stop 3561

July 7, 2009

Mr. Thomas F. Wolfe
  Chief Financial Officer
AFFINITY GROUP HOLDING, INC.
AFFINITY GROUP, INC.
2575 Vista Del Mar Drive
Ventura, California 93001

> **Re:** **Affinity Group Holding, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed June 8, 2009**
> **File No. 333-124109**
>
> **and**
>
> **Affinity Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed June 8, 2009**
> **File No. 0-22852**

Dear Mr. Wolfe:

We have reviewed your filings and have the following comments. We think you should revise your documents in response to the comment on certifications by filing an amendment to the December 31, 2008 Annual Report on Form 10-K and the March 31, 2009 Quarterly Report on Form 10-Q. The remaining comments should be reflected in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The amendments should be filed as soon as practicable.

Affinity Group Holding, Inc.
Form 10-K (Fiscal Year Ended December 31, 2008)

Management's Discussion and Analysis

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues, page 30

1.   Refer to your discussion of membership services revenue. Expand the discussion of the brand licensing fee charged to FreedomRoads Holding LLC, to explain the nature of the services you provided to this entity during fiscal year 2008, the term or length of the license agreement, and how the fee was determined for fiscal year 2008. Disclose the related party relationship with this entity. Please revise in future filings.

Operating Expenses, page 31

2.   See your paragraph discussion of the non-cash goodwill impairment and non-cash long-lived asset impairment charges. We note your disclosure that the impairment charges were "based on the results of a third party valuation report ("Valuation Report"), prepared in the third quarter of 2008 by Houlihan Smith and Company, Inc…." As it appears you are relying on the results of the Valuation Report of the third party, their expert consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a `33 Securities Act Registration Statement and/or in the Registration Statement itself, as applicable. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. Alternatively, you may delete all references to the valuation experts and the Company instead can accept responsibility for such valuation and not make reference to the experts. For example you may revise to indicate, if true, that management "was assisted in" determining the non-cash goodwill impairment charge (and non-cash long-lived asset impairment charge) by an independent third party valuation firm, as opposed to disclosing that such charge was "based on the results" of a third party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement. Please revise in future filings to clarify the nature and extent of the third party's involvement and management's reliance on the work of the third-party (valuation firm).

3.   Expand the impairment charge paragraph discussion to clarify that the goodwill impairment charge was entirely allocated to the "retail" operating segment and reduced this segment's goodwill to zero, and that the non-cash long-lived asset impairment charge represented the entire write-off of your "investment in affiliate" which was comprised of the preferred interest in FreedomRoads Holding Company, LLC, a related party, that had

not been allocated to any particular operating segment. Provide a cross-reference to page 43 in MD&A of your discussion of goodwill impairment and a cross-reference to page 39 in MD&A of the write-off of the preferred interest in FreedomRoads. Please revise in future filings.

Segment (Loss) Profit, page 32

4.   Provide an opening paragraph to this section that discloses that you operating in three business segments, and that you allocate resources to and assess segment performance using the profitability measure of "segment (loss) profit," based on the calculation shown in Note 15 ("Segment Information") to the audited financial statements. See Question No. 19 to the Staff's "Frequently Asked Questions Regarding the Use of NonGAAP Financial Measures," issued June 13, 2003 (the "FAQ"). In addition, in the first paragraph under this heading, the presentation of the consolidated 'total' amount of segment loss within MD&A is not appropriate and should be deleted. See Question No. 21 of the FAQ, where presentation should be limited to the audited footnote reconciliation. Please revise in future filings.

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 36

5.   Refer to the third paragraph following the table of contractual obligations, where you make reference to the fair value of your subsidiary, Camping World, "as determined by an appraisal of Houlihan Smith & Company, Inc…." and also to the other various places in the filing, including the financial statement footnotes, where you refer to the "Valuation Report." Please refer to our comment above regarding the use of a third-party appraisal firm. Future filings, including the fiscal year 2009 Quarterly Reports on Form 10-Q, should be revised as appropriate.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis for Presentation, page 54

6.   Please tell us supplementally the consideration given to the disclosure requirements of Rule 5-04 (Schedule I) and to Rule 4-08 (e) (3) of Regulation S-X.

Note 16. Selected Quarterly Information, page 76

7.   Where applicable, please also describe the effects of any unusual and/or infrequently
        occurring items recognized in each full quarter as well as the aggregate effect and nature
        of any year end or other adjustments which are material to the results of that quarter as
        contemplated by Item 302 (a) (3) of Regulation S-K.

Note 18. Subsequent Event, page 76

8.   Refer to the June 5, 2009 amendment to the AGI Senior Credit Facility. Please discuss,
        supplementally and in detail, the consideration given to EITF 96-19 with regard to these
        modifications.

Item 9A: Controls and Procedures, page 83

9.   Please consider including a title heading over the second paragraph, such as
        "Management's annual report on internal control over financial reporting." Reference is
        made to Item 308T(a) of Regulation S-K.

Exhibit Index to Annual Report on Form 10-K, page 111

10.   Reference is made to your disclosure of Exhibit 12.1 "Statement of Computation of Ratio
        of Earnings to Fixed Charges." We note you have incorporated by reference this Exhibit
        as opposed to also filing it with the most recent Form 10-K. Please note that such Exhibit
        is required to be filed currently to the extent the Form 10-K includes such ratios. Please
        comply in future filings, as applicable.

11.   Refer to the your Exhibits 31.1 and 31.2 regarding the Certifications of the Chief
        Executive Officer and Chief Financial Officer. It appears you inadvertently omitted the
        following paragraph from inclusion in your actually filed Certifications: "Designed such
        internal control over financial reporting, or caused such internal control over financial
        reporting to be designed under our supervision…in accordance with generally accepted
        accounting principles;" Reference is made to paragraph 4(b) of Item 601(b)(31)(i) of
        Regulation S-K. We also note such omissions have been made from the Exhibit 31
        Certifications included in the March 31, 2009 Quarterly Report on Form 10-Q. Please
        revise by amending these filings.

Affinity Group, Inc.
Form 10-K (Fiscal Year Ended December 31, 2008)

12.   Please comply with the above comments issued on Affinity Group Holding, Inc.'s
        December 31, 2008 Annual Report on Form 10-K, as applicable.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief